Exhibit 99.1
Notice to ASX/LSE
Rio Tinto appoints new Group executive, Legal

1 July 2019

Rio Tinto has appointed Barbara Levi to succeed Philip Richards as Group executive, Group General Counsel. Ms Levi, who is currently Group Legal Head, M&A and Strategic Transactions for Novartis, will join Rio Tinto on 1 January 2020. Mr Richards will retire from Rio Tinto on 31 December 2019.

Ms Levi, an Italian citizen, has over 20 years’ experience in a number of senior legal roles across Europe and in the US, both in corporate and private practice. She joined Novartis in 2004 and has held a variety of positions including General Counsel, Sandoz, from 2016-2019 and was previously Global Legal Head, Product Strategy & Commercialisation, Pharma. She also has significant experience across ethics, integrity, and governance having been Head of the Anti-Bribery & Corruption Practice Team, the Trade Sanctions Practice Team, and Head of Legal & Compliance, Region AMAC (Africa, Middle East, Asian Countries) & GEM (Growth Emerging Markets), at Novartis.

Prior to joining Novartis, she worked for several years as a corporate and transactional attorney with law firms in New York City and Milan. Ms Levi is an attorney-at-law, admitted to the US Supreme Court, the New York Bar, and the Italian Bar (Milan).

Rio Tinto chief executive J-S Jacques said “Barbara has extensive legal experience across corporate, commercial and compliance matters gained within a complex multinational organisation which makes her an ideal choice to lead Rio Tinto’s legal and compliance team. I am delighted to welcome her to Rio Tinto and look forward to having her join the executive team.

“I would also like to thank Philip for his considerable contribution during his time with Rio Tinto. In particular he has driven some significant improvements across governance and compliance which have strengthened our business. I wish Philip and his family the best of luck for the future.”

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